Filed by MainSource Financial Group

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MBT Bancorp

Commission File No.: 000-12422

Set forth below is a letter from Thomas Stone, Chairman of the Board of Directors of MBT Bancorp, to shareholders of the Company, regarding the special meeting of shareholders held on August 28, 2014.

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September 23, 2014

Dear Fellow Shareholders:

A Special Meeting of Shareholders was conducted on Thursday, August 28, 2014, at the Main Office of your company in West Harrison, Indiana, as scheduled.  Approximately 90% of the outstanding shares were represented at the meeting either in person or by proxy.  Approximately 99.5% of those shares present and by proxy voted in favor of the merger with MainSource Financial Group.  Let me take this opportunity to thank all of you for your support during this meeting and over the years.

Shortly, you will receive an election form to allow you to request the amount of MainSource shares and cash you wish to receive in exchange for your shares of MBT Bancorp stock.  The election form will include very clear instructions.

The Merchant’s Bank and Trust Company as the original word “Merchants” with an apostrophe “s” implies, has always been a bank dedicated to serving the community.  We are blessed to be merging with MainSource Bank, a company with a very similar strategy and culture to ours.  I thank Archie Brown, the Chairman, President and CEO of MainSource Financial Group, and his senior officers, for attending our special shareholders’ meeting and we all look forward to continued prosperity.

As a privately held bank for over 85 years, there are a significant number of people to specifically thank for our overall success.  Many of our shareholders have a family connection to current or past Directors.  I wish to honor and recognize those Directors for their efforts and years of service.  I have attached a list to this letter.

I am also including a list of current employees.  They deserve the utmost appreciation and gratitude, especially under the stressful circumstances of pre-acquisition work.  In addition, in spite of these pressures, the bank is on track for another “most profitable” year, the third year in a row.

I personally want to thank the executive team of the bank consisting of Jennifer Gibson, Sandra Melillo, Dave Rosen, Mark Sams, and Don Patterson.  What a great and effective team of leaders.

And a final congratulations to the winners, our shareholders.  Thank you for investing in our company.  An initial investment in 1929 of one share for $25 would be worth $25,137 today, a remarkable return of more than 100,000%.

Yours very truly,

Thomas J. Stone

Chairman of the Board

[attachments omitted]

Additional Information for Investors and Shareholders

Communications in these documents do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger, MainSource will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on

Form S-4 that will include a Proxy Statement of MBT Bancorp (“MBT”) and a Prospectus of MainSource, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about MainSource, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from MainSource at www.mainsourcebank.com under the tab “Investor Relations”.

MainSource and MBT and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of MBT in connection with the proposed merger. Information about the directors and executive officers of MainSource is set forth in the proxy statement for MainSource’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 21, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This letter contains comments or information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations that involve a number of risks and uncertainties. These forward looking statements are subject to a number of factors and uncertainties which could cause MainSource, MBT or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward looking statements. Forward looking statements speak only as of the date they are made and neither MainSource nor MBT assumes any duty to update forward looking statements. These forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between MainSource and MBT, including future financial and operating results, accretion and earn-back, cost savings, enhanced revenues, long term growth, and the expected market position of the combined company that may be realized from the transaction, and (ii) MainSource’s and MBT’s plans, objectives, expectations and intentions and other statements contained in this letter that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “will,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “positioned,” “projects” or words of similar meaning generally are intended to identify forward-looking statements. Management’s determination of the provision and allowance for loan losses, the carrying value of acquired loans, goodwill, and the fair value of investment securities involve judgments that are inherently forward-looking. These statements are based upon the current beliefs and expectations of MainSource’s and MBT’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from those indicated or implied in the forward-looking statements. There is no assurance that the due diligence process would identify all risks associated with the transaction and no assurance that the conditions to closing will be satisfied. Additional information concerning risks is contained in MainSource’s most recently filed Annual Reports on Form 10-K, recent Current Reports on Form 8-K and other SEC filings.